VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

June 8, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
2,607	5/18/2018	485BXT	0000930413-18-001859
2,603	4/20/2018	485BXT	0000930413-18-001361
2,599	3/23/2018	485BXT	0000930413-18-001047
2,594	2/23/2018	485BXT	0000768847-18-000008
2,590	1/26/2018	485BXT	0000768847-18-000002
2,587	12/29/2017	485BXT	0000768847-17-000163
2,584	12/1/2017	485BXT	0000768847-17-000159
2,581	11/3/2017	485BXT	0000768847-17-000151
2,578	10/6/2017	485BXT	0000768847-17-000145
2,568	9/8/2017	485BXT	0000768847-17-000131
2,560	8/11/2017	485BXT	0000768847-17-000119
2,553	7/14/2017	485BXT	0000768847-17-000105
2,543	6/16/2017	485BXT	0000768847-17-000087
2,531	5/25/2017	485BXT	0000768847-17-000063
2,515	4/28/2017	485BXT	0000768847-17-000037
2,497	3/31/2017	485BXT	0000768847-17-000003
2,481	3/3/2017	485BXT	0001137360-17-000079
2,463	2/3/2017	485BXT	0001137360-17-000044
2,447	1/13/2017	485BXT	0001137360-17-000016
2,411	10/31/2016	485APOS	0000930413-16-008610

The Amendments relate to VanEck Vectors AMT-Free National Municipal Index ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary